Exhibit 99.8

Annual General Meeting, Court Meeting and General Meeting

These voting instructions (the "Voting Instructions") must be signed, completed and received at the indicated address prior to 10:00 A.M. (New York City time) on June 17, 2019 for action to be taken.

2019 VOTING INSTRUCTIONS **AMERICAN DEPOSITARY SHARES**

Realm Therapeutics plc (the "Company")

ADS CUSIP No.:	75606L103.
ADS Record Date:	May 30, 2019.
Meetings Specifics:	**Annual General Meeting** - to be held on June 24, 2019 at 10:00 A.M. (London time) at the offices of the Company's solicitors, Cooley (UK) LLP, at Dashwood, 69 Old Broad Street, London, EC2M IQS. **Court Meeting** - to be held on June 24, 2019 at 10:30 A.M. (London time) at the offices of the Company's solicitors, Cooley (UK) LLP, at Dashwood, 69 Old Broad Street, London, EC2M IQS (or as soon thereafter as the Annual General Meeting has been concluded or adjourned). **General Meeting** - to be held on June 24, 2019 at 10:40 A.M. (London time) at the offices of the Company's solicitors, Cooley (UK) LLP, at Dashwood, 69 Old Broad Street, London, EC2M IQS (or as soon thereafter as the Court Meeting has been concluded or adjourned) (together, the "Meetings").
Meeting Agenda:	Please refer to the Company's Notice of Court Meeting and Notice of General Meeting contained in the scheme document (the "Scheme Document") at https://www.realmtx.com and the Company's Notice of Annual General Meeting uploaded to the Company's website at https://www.realmtx.com.
Depositary:	Citibank, N.A.
Deposit Agreement:	Deposit agreement, dated July 3, 2018 (the "Deposit Agreement"), by and among the Company, the Depositary, and all Holders and Beneficial Owners of ADSs issued thereunder.
Deposited Securities:	Ordinary shares of nominal value £0.10 each in the capital of the Company (the "Ordinary Shares").
Custodian:	Citibank, N.A., London Branch.

Capitalized terms used but not defined herein shall have the same meanings given to them in the Deposit Agreement.

The undersigned holder, as of the ADS Record Date, of the American Depositary Share(s) issued under the Deposit Agreement and identified on the reverse side hereof (such American Depositary Shares, the "ADSs") hereby authorizes and directs the Depositary to cause to be voted at the Meetings (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.

The Depositary has been advised by the Company that voting at the Meetings will be by poll.

Voting Instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities. Upon the timely receipt from a Holder of ADSs as of the ADS Record Date of Voting Instructions in the manner specified by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, the Articles of Association of the Company and the provisions of the Deposited Securities, to vote, or cause the Custodian to vote, the Deposited Securities (in person or by proxy) represented by such Holder's ADSs in accordance with the Voting Instructions received timely from the Holders of ADSs. If the Depositary does not receive Voting Instructions from a Holder as of the ADS Record Date on or before the date established by the Depositary for such purpose, the Deposited Securities represented by such Holder's ADSs will not be voted at the Meetings.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted. An explanation of each of the proposed resolutions can be found on pages in the Notice of Court Meeting and Notice of General Meeting contained in the Scheme Document and the Notice of Annual General Meeting on the Company's website at https://www.realmtx.com.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the Voting Instructions contained therein.

RESOLUTIONS

Annual General Meeting
Please see Schedule I of the enclosed Depositary Notice for Agenda items.

Court Meeting
Please see Schedule I of the enclosed Depositary Notice for Agenda items.

General Meeting
Please see Schedule I of the enclosed Depositary Notice for Agenda items.

A Issues

Realm Therapeutics plc

Annual General Meeting**

	For	Against	Abstain
Resolution 1.	☐	☐	☐
Resolution 2.	☐	☐	☐
Resolution 3.	☐	☐	☐
Resolution 4.	☐	☐	☐
Resolution 5.	☐	☐	☐
Resolution 6.	☐	☐	☐
Resolution 7.	☐	☐	☐
Resolution 8.	☐	☐	☐
Resolution 9.	☐	☐	☐
Resolution 10.	☐	☐	☐

Court Meeting*

	For	Against
Resolution 1.	☐	☐

General Meeting**

	For	Against	Abstain
Resolution 1.	☐	☐	☐

B Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.

* For matters to be voted on at the Court Meeting:

If the Voting Instructions Card is signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give Voting Instructions "FOR" the unmarked issue.

If the Voting Instructions Card is signed and timely returned to the Depositary but multiple specific directions as to voting are marked above as to an issue, the Voting Instruction with respect to such issue will be deemed defective and the Depositary shall not vote the Deposited Securities represented by your ADSs on such issue.

** For matters to be voted on at the General Meeting and Annual General Meeting:

If the Voting Instructions Card is signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give Voting Instructions "FOR" the unmarked issue.

If the Voting Instructions Card is signed and timely returned to the Depositary but multiple specific directions as to voting are marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give an "ABSTAIN" Voting Instruction for such issue.

Please be sure to sign and date this Voting Instructions Card.

Please sign your name to the Voting Instructions Card exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions Cards executed by a corporation should be in full name by a duly authorized officer with full title as such.

Signature 1 - Please keep signature within the line	Signature 2 - Please keep signature within the line	Date (mm/dd/yyyy)
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